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                                                                     Beth Lowson
                                                        Assistant Vice President
                                                                     and Counsel
                                                                  (212) 314-3939
                                                              Fax (212) 707-7785

                                                                  Law Department

                                                  January 17, 2001

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: The Equitable Life Assurance Society of the United States File No. 333-17663
          ---------------------------------------------------------

Ladies and Gentlemen:

     The Equitable Life Assurance Society of the United States requests the withdrawal of the Rule 497(d) submission made on December 29, 2000, accession number 0000771726-00-000283. A typographical error was inadvertently included in that submission. A corrected version of the prospectus included in that submission will be refiled shortly under Rule 497(d).

                                        Very truly yours,



                                        /s/ Beth Lowson
                                        -------------------------
                                            Beth Lowson

Enclosures

cc:  Robin Wagner





            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
              1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104